UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549


	SCHEDULE 13G


	Under the Securities Exchange Act of 1934


			         (Amendment No. 6)*

	 Sequa Corporation
	(Name of Issuer)


             Cumulative Convertible Preferred Stock,
				Par Value $1.00 Per Share
	(Title of Class of Securities)


	817320302
	(CUSIP Number)

December 31, 2005
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[ X ] Rule 13d-1(b)
	[   ] Rule 13d-1(c)
     [   ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


_________________________________________________________________

CUSIP No. 817320302
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               THE GABELLI CONVERTIBLE AND INCOME
		     SECURITIES FUND INC.           13-3523423
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /_X_/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
      		MARYLAND
_________________________________________________________________
              						: (5) SOLE VOTING POWER
						          :     35,300
								:________________________
					               : (6) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (7) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None
                                        :________________________
                                        :(8) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      	35,300
_________________________________________________________________
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES*
          N/A
_________________________________________________________________
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      	8.55%
_________________________________________________________________
(12) TYPE OF REPORTING PERSON*
      	IV
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________
_________________________________________________________________

CUSIP No. 817320302
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               THE GABELLI DIVIDEND AND INCOME TRUST
										80-0080998
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /_X_/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
      		DELAWARE
_________________________________________________________________
              						: (5) SOLE VOTING POWER
						          :     34,200
								:________________________
					               : (6) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (7) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None
                                        :________________________
                                        :(8) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      	34,200
_________________________________________________________________
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES*
          N/A
_________________________________________________________________
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      	8.28%
_________________________________________________________________
(12) TYPE OF REPORTING PERSON*
      	IV
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!



_________________________________________________________________

CUSIP No. 817320302
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               THE GABELLI EQUITY INCOME FUND
									13-3626994
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /_X_/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
      		MARYLAND
_________________________________________________________________
              						: (5) SOLE VOTING POWER
						          :     25,200
								:________________________
					               : (6) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (7) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None
                                        :________________________
                                        :(8) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      	25,200
_________________________________________________________________
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES*
          N/A
_________________________________________________________________
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      	6.10%
_________________________________________________________________
(12) TYPE OF REPORTING PERSON*
      	IV
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1.
	(a)	Sequa Corporation
	(b)	200 Park Avenue, New York, New York, 10166
ITEM 2.
	(a)	This Schedule 13G is being filed jointly by The Gabelli
     Convertible and Income Securities Fund Inc., The Gabelli
     Dividend and Income Trust, and The Gabelli Equity Income
     Fund (each a "Reporting Person" and collectively the
          "Reporting Persons").
	(b)  The address for each of the Reporting Persons is:
     One Corporate Center, Rye, N.Y. 10580
	(c)	The Gabelli Convertible and Income Securities Fund is
     organized in the state of Maryland. The Gabelli Dividend
     and Income Trust is organized in the state of Delaware.
     The Gabelli Equity Income Fund is organized in the state
     of Maryland.
	(d)	Cumulative Convertible Preferred Stock, Par Value
		$1.00 per share
	(e)	Cusip # 817320302
ITEM 3.
	This statement is being filed pursuant to Rule 13d-1(b) by investment companies registered under Section 8 of the Investment
Company Act.
ITEM 4.
	(a)	Amount beneficially owned: The Gabelli Convertible and
Income Securities Fund Inc. beneficially owned 35,300 shares. The
Gabelli Dividend and Income Trust beneficially owned 34,200
shares. The Gabelli Equity Income Fund beneficially owned 25,200 shares.
	(b)	Percent of Class: The Gabelli Convertible and Income
Securities Fund Inc. owned 8.55%, The Gabelli Dividend and Income
Trust owned 8.28%, and The Gabelli Equity Income Fund owned 6.10%
of the class of the Issuer's shares.
	(c)	(i)	35,300 shares owned by The Gabelli Convertible and
Income Securities Fund Inc., 34,200 shares owned by The Gabelli
Dividend and Income Trust, and 25,200 shares owned by The Gabelli
Equity Income Fund.  In accordance with the policies and
procedures of the Reporting Persons, the proxy voting committee of each Reporting Person exercises in its sole discretion the entire voting power with respect to all shares of the Issuer held and to be held by the Reporting Person until such committee otherwise determines.  Accordingly, the investment adviser to the Reporting
Persons has no voting authority with respect to any shares held by the Reporting Person but continues to have sole dispositive power over such shares.
		(ii)	  None.
		(iii)  None.
(iv)	None.
ITEM 5.	Ownership of Five Percent or Less of a Class.
	Not applicable.
ITEM 6.	Ownership of More then Five Percent on Behalf of
Another Person.
	As indicated in the response to Item 4 (c) (i), the investment adviser has sole dispositive power over all shares of the Issuer held by the Reporting Persons.

ITEM 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company.

	Not applicable.

ITEM 8.	Identification and Classification of Members of the
		Group.

	Not applicable.

ITEM 9.	Notice of Dissolution of Group.

	Not applicable.

ITEM 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	 February 14, 2006









							THE GABELLI CONVERTIBLE
							AND INCOME SECURITIES
							FUND INC.

							THE GABELLI DIVIDEND AND
							INCOME TRUST

							THE GABELLI EQUITY INCOME
							FUND



							By:/s/ Bruce N. Alpert
							   Bruce N. Alpert
							   President